Exhibit 99.22

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S R E L E A S E

August 16, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 59,780,539

WESTERN WIND ENERGY REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2011

Vancouver, B.C. – Western Wind Energy Corp. (TSX.V – “WND”) (the “Company”) reported today, its unaudited condensed interim consolidated financial results for the three and six months ended June 30, 2011. For complete details of the second quarter Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). All amounts herein are reported in US dollars unless otherwise specified.

HIGHLIGHTS

  The 10.5 MW Kingman wind and solar project has reached mechanical completion of the five (5) 2MW Gamesa G90 wind turbines. The solar panels, inverters, and tracking system have been delivered and Western Wind expects completion of the solar portion by the end of August 31, 2011. Western Wind expects the utility provider to energize the project by August 31, 2011 and commercial operations to commence shortly thereafter.

  The 120 MW Windstar wind project has 88% of the foundations completed, 83% of the base-set towers installed, 82% of the mid-set towers installed, 32% of the top-set towers installed, and 25% of the turbines are structurally & electrically complete. To date, 85% of the G80 & G87 wind turbines have been delivered to the site. Western Wind expects the first phase (106MW) of the 120MW project to be commercially operational in the fourth quarter of 2011 and the remaining 14MW to be commercially operational in the first quarter of 2012.

SELECTED QUARTERLY DATA AND RESULTS OF OPERATIONS

For the three and six months ended June 30, 2011 and 2010
($000’s except per share and share amounts)

	Three	Three	Six months	Six months
	months	months	ended June	ended June
	ended June	ended June	30, 2011	30, 2010
	30, 2011	30, 2010
Total revenues	$1,047	$936	$1,559	$1,427
Loss before discontinued operations	$1,235	$648	$1,633	$1,686
Loss before discontinued operations per share	$0.02	$0.01	$0.03	$0.03
Net loss	$1,235	$648	$1,633	$1,686
Loss per share, basic and diluted	$0.02	$0.01	$0.03	$0.03
Weighted average common shares outstanding, basic and diluted	58,653	49,521	57,213	48,946

Western Wind generated a loss of $1,234,965 and $1,633,063 for the three and six months ended June 30, 2011, respectively, compared to a loss of $648,326 and $1,685,856 for the three and six months ended June 30, 2010. Basic and diluted loss per share was ($.02) and ($.03) per share for the three and six months ended June 30, 2011, respectively, compared to a loss of ($.01) and ($.03) per share for the same period of 2010.

Energy Sales

Western Wind’s Mesa and Windridge wind farm sales totalled $1,047,212 and $1,558,562, for the three and six months ended June 30, 2011, respectively, compared to $936,263 and $1,427,402 for the same period of 2010. The increase in energy sales was primarily attributable to an 18% increase in energy production, partially offset by an 8% decrease in price, due to lower natural gas prices. The increase in energy production is due to a higher than normal wind year in 2011 (5.3% above the 10 year average), compared to a low wind year in 2010 (9.7% below the 10 year average).

Operating Expenses

For the three and six months ended June 30, 2011, Western Wind incurred continuous operating expenses totalling $2,556,583 and $4,709,747, respectively, compared to $1,657,894 and $3,333,126 for the same period of 2010. The increase in continuous operating expenses was largely attributable to an increase in genereal and administrative expense of $542,941 and $876,280, for the three and six months ended June 30, 2011, respectively. Additional increases in operating expense can be attributed to increases of $131,023 and $234,087 in interest on loans payable, and increases of $162,270 and $153,047 in foreign exchange losses, for the three and six months ended June 30, 2011, respectively.

Western Wind’s increase in general and adminstrative expense primarily related to an increase in stock based compensation expense, due to the issuance of 3,100,000 options to the Company’s contractors, employees and directors in December, 2010. Further increases in general and administrative expense, can be attributed to the additional salaries, professional and consulting fees required to accommodate the increased work load from the construction of our Windstar and Kingman wind farms.

The Company’s increase in interest expense is directly attributed to the corporate debt obtained in December, 2010.

Mark to Market Gain (Loss) on Canadian Dollar Warrants

For the three and six months ended June 30, 2011, Western Wind recorded $168,797 and $1,003,269, respectively, in mark to market gains on its Canadian dollar warrants, compared to $Nil for the three and six months ended June 30, 2010. These mark to market gains can be attributed to the appreciation of the Canadian dollar against the US dollar. The gain is reported in the statement of operations in accordance with US GAAP, which was adopted by Western Wind as of January 1, 2011.

Income Tax Recovery

For the three and six months ended June 30, 2011, Western Wind incurred an income tax recovery of $97,046 and $501,579, respectively, up from $72,867 and $196,582 for the same period of 2010. The increase was directly related to the recognition of taxable net operating losses for the three and six months ended June 30, 2011.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 165 MW of rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, and Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedge@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s discussion concerning the Offer. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.